

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

P. van der Harst
Chief Financial Officer
RBS Holdings N.V.
Gustav Mahlerlaan 10
P.O. Box 12925 / HQ3091
1100 AX Amsterdam
The Netherlands

> **Re:** **RBS Holdings N.V.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-14624**

Dear Mr. van der Harst:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Eric Envall
Attorney- Advisor